1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2007

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Notice of the Extraordinary General Meeting, dated July 6, 2007.	A-1

1.2	Announcement of Change of Directors, dated July 6, 2007.	B-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: July 9, 2007	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on 31 August 2007 at 31 Jinrong Street, Xicheng District, Beijing, PRC to consider and, if thought fit, pass the following businesses:

ORDINARY RESOLUTIONS

1.	THAT Madam Huang Wenlin’s resignation from her position as an executive director of the Company be considered and approved.

2.	THAT Mr. Zhang Chenshuang’s appointment as an executive director of the Company be considered and approved and shall take effect from the date of this resolution until 9 September 2008, and that any one of the directors of the Company be authorised to represent the Company in signing a service agreement with Mr. Zhang Chenshuang, and the Board be authorised to fix the remuneration of Mr. Zhang Chenshuang.

By Order of the Board

China Telecom Corporation Limited

Yung Shun Loy, Jacky

Company Secretary

Beijing, PRC

6 July 2007

Notes:

(1)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:30 p.m. on 31 July 2007 and then register as shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

(2)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder.

(3)	In July 2007, Madam Huang Wenlin has given notice to resign from her position as an executive director of the Company with effect upon the requisite resolution having been approved at the shareholders’ meeting. Madam Huang would take up a post with China Mobile Communications Corporation. Madam Huang Wenlin has confirmed that she held no differences in opinion with the Board and did not have any matters, in relation to her resignation, that should be brought to the attention of the shareholders.

(4)	Profile of the proposed director

Mr. Zhang Chenshuang, aged 55, is a vice president of China Telecommunications Corporation, the controlling shareholder of the Company. Mr. Zhang has held positions such as executive director and vice president of China Mobile Limited, vice president of China Mobile Communications Corporation, director of China Mobile Communication Co., Ltd., the assistant to the president of China Mobile Communications Corporation, director general of the Neimenggu Posts and Telecommunications Administration, and deputy director general of the Office of the Ministry of Posts and Telecommunications. Mr. Zhang graduated from the Party School of the Communist Party of China (CPC) and received a MBA degree from Hong Kong Polytechnic University. Mr. Zhang is a senior economist with over 27 years of experience in the telecommunications industry.

After the appointment of Mr. Zhang Chenshuang as an executive director of the Company having been approved at the shareholders’ meeting, the Company will enter into a service contract with Mr. Zhang. The Board will determine the remuneration of Mr. Zhang with reference to his duty, responsibility, experience as well as the current market situations.

Save as disclosed in this notice, Mr. Zhang Chenshuang did not hold any directorship in any other listed companies or take up any post in any affiliated companies of the Company in the past three years, or does not have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Zhang Chenshuang does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Save as disclosed herein, there is no other information relating to the appointment of Mr. Zhang Chenshuang to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matter which needs to be brought to the attention of the shareholders of the Company.

(5)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares or to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

Room 1806–1807, 18th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

(6)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(7)	The registration procedure for attending the extraordinary general meeting:

(a)	shareholders attending the extraordinary general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the extraordinary general meeting.

(b)	shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 10 August 2007.

(8)	Closure of the register of members:

The register of members of the Company will be closed from 1 August 2007 to 31 August 2007 (both days inclusive).

(9)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(10)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District

Beijing 100032

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

(11)	As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Madam Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

Exhibit 1.2

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

CHANGE OF DIRECTORS

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that Madam Huang Wenlin has given notice to resign as an executive director and executive vice president of the Company. The Company also announces that Mr. Zhang Chenshuang has been appointed as an executive director and executive vice president of the Company.

The Board announces that Madam Huang Wenlin has given notice to resign from her position as an executive vice president of the Company with effect from 9 July 2007, and to resign from her position as an executive director of the Company with effect upon the requisite resolution having been approved at the shareholders’ meeting. Madam Huang would take up a post with China Mobile Communications Corporation.

Madam Huang Wenlin has confirmed that she held no differences in opinion with the Board and did not have any matters, in relation to her resignation, that should be brought to the attention of the shareholders. The Board takes this opportunity to express its gratitude for the valuable contribution of Madam Huang Wenlin to the Company during her tenure of office.

The Board also announces that Mr. Zhang Chenshuang has been appointed as an executive vice president of the Company with effect from 9 July 2007, and as an executive director of the Company with effect upon the requisite resolution having been approved at the shareholders’ meeting.

Mr. Zhang Chenshuang, aged 55, is a vice president of China Telecommunications Corporation, the controlling shareholder of the Company. Mr. Zhang has held positions such as executive director and vice president of China Mobile Limited, vice president of China Mobile Communications Corporation, director of China Mobile Communication Co., Ltd., the assistant to the president of China Mobile Communications Corporation, director general of the Neimenggu Posts and Telecommunications Administration, and deputy director general of the Office of the Ministry of Posts and Telecommunications. Mr. Zhang graduated from the Party School of the Communist Party of China (CPC) and received a MBA degree from Hong Kong Polytechnic University. Mr. Zhang is a senior economist with over 27 years of experience in the telecommunications industry.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Madam Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board

China Telecom Corporation Limited

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC,

6 July 2007

B-1